EXHIBIT 7.1

Statement of Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	2010 (1)	2011 (2)	2012 (3)	2013 (3)	2014 (3)
Earnings
Pre-tax income (loss) from continuing operations	$37.5	$(61.4)	$22.2	$(15.2)	$(60.9)
Fixed charges	65.9	76.6	57.5	54.3	57.8
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	—	—	0.6	0.7	0.1

Earnings	$103.4	$15.2	$79.1	$38.4	$(3.2)

Fixed Charges
Interest expensed and capitalized	$57.6	$53.5	$52.4	$49.0	$52.0
Amortized premiums, discounts and capitalized expenses related to indebtedness	3.2	2.9	3.0	3.1	3.4

Write off of unamortized OID and deferred financing costs	3.2	18.2	—	—	—

Estimate of interest in rental expense	1.9	2.0	2.1	2.2	2.4

Total fixed charges	$65.9	$76.6	$57.5	$54.3	$57.8

Ratio of Earnings to Fixed Charges	1.6x	—	1.4x	—	—

(1)	The 2010 period represents information reported for UCI International.
(2)	The 2011 period includes combined information for Holdings for the eleven months ended December 31, 2011, subsequent to the UCI Acquisition and UCI International information for the period January 1, 2011 through January 25, 2011 prior to the UCI Acquisition.
(3)	The 2012, 2013 and 2014 periods represents information reported for Holdings subsequent to the UCI Acquisition.